UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Columbus McKinnon Corporation

(Name of Issuer)

Common Stock

$0.01 Par Value

(Title of Class of Securities)

199333105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 199333105	Page 2 of 6

1.	Names of Reporting Persons / I.R.S. Identification No. of Above Persons: Keane Capital Management, Inc. / 56-2042379

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 681,975

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 681,975

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 681,975

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 4.58%

12.	Type of Reporting Person CO

CUSIP No: 199333105	Page 3 of 6

Item 1.	(a)	Name of Issuer:

Columbus McKinnon Corporation

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

140 John James Audubon Parkway, Amherst, New York 14228

Item 2.	(a)	Name of Person Filing:

Keane Capital Management, Inc.

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

3420 Toringdon Way, Suite 350, Charlotte, North Carolina 28277

Item 2.	(c)	Citizenship:

Keane Capital Management, Inc. is a North Carolina corporation.

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	CUSIP Number:

199333105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

CUSIP No.: 199333105	Page 4 of 6

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(5)

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

681,975

	(b)	Percent of Class:

4.58%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

681,975*

		(ii)	Shared power to vote or to direct the vote

-0-

		(iii)	Sole power to dispose or to direct the disposition of

681,975*

		(iv)	shared power to dispose or to direct the disposition of

-0-

*       Keane Capital Management, Inc. (“Keane Capital”) is the sole general partner of Keen Vision Fund Limited Partnership (“Keen I”), Keen MicroCap Value Fund Limited Partnership (“Keen MicroCap”), Keen Phoenix Fund Limited Partnership (“Keen Phoenix”) and Keen Vision Fund II Limited Partnership (“Keen II”), each of which is a private investment company. Keen I is the holder of record of 389,571 shares, Keen MicroCap is the holder of record of 241,968 shares, Keen Phoenix is the holder of record of 47,161 shares and Keen II is the holder of record of 3,275 shares of the Issuer’s common stock. As general partner, Keane Capital holds sole voting and investment power with respect to all portfolio securities held by Keen I, Keen MicroCap, Keen Phoenix and Keen II.

CUSIP No.: 199333105	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 199333105	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	KEANE CAPITAL MANAGEMENT, INC.

	By:	/s/ Peter L. Keane

Peter L. Keane President